UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                              SCHEDULE 13D/A

                 Under the Securities Exchange Act of 1934

                              (Name of Issuer)
                         Accelr8 Technology Corporation

                        (Title of Class of Securities)
                           No par value common stock

                               (CUSIP Number)
                                004304 10 1

                      Solar Satellite Communication, Inc.
                      5650 Greenwood Plaza Blvd., Ste. 107
                           Englewood, Colorado 80111
                                (303) 721-7300
(Name, Address and Telephone Number of Person Authorized to Receive Notices
                           and Communications)

                                 July 29, 1998
                (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.
_______________________________
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                   SCHEDULE 13D
CUSIP No. 004304 10 1

1)     Names of Reporting Persons
       S.S. or I.R.S. Identification Nos. of Above Persons
______________________________________________________________________________

      Solar Satellite Communication, Inc.

2)    Check the Appropriate Box if a Member of a Group
      (a)_________________________________________________
      (b)_X_______________________________________________
      (c) SEC Use Only____________________________________
____________________________________________________________________________
(4)    Source of Funds (See Instructions)


(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


(6)    Citizenship or Place of Organization - Colorado


  Number of             (7)     Sole Voting Power 181,000
  Shares Bene-
  ficially              (8)     Shared Voting Power __________
  Owned by
  Each Report-          (9)     Sole Dispositive Power 181,000
  ing Person
  With                  (10)     Shared Dispositive Power _________



(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         181,000

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) _________________________

(13)      Percent of Class Represented by Amount in Row (11)   2.2%


(14)      Type of Reporting Person (See Instructions) CO

Item 1.     Security and Issuer.

     Common Stock, no par value (the "Common Stock"), of Accelr8 Technology Corporation ("Accelr*")

Item 2.  Identity and Background.








Item 3.  Source and Amount of Funds or Other Consideration.



Item 4.  Purpose of Transaction.

         Report transaction eliminating further filing requirements.


Item 5.  Interest in Securities of the Issuer.


Item 6. Contract, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.



Item 7.  Material to be Filed as Exhibits.



                             SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 30, 1998                  /s/ Robert Guerra
Date                          ____________________________________________
                              Solar Satellite Communication, Inc., Signature


                              Robert Guerra, President

                              Name/Title